UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  May 14, 2021

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Stock, $0.001 par value

Item 9.  Other Events

On May 14, 2021, Contact Gold Corp. (the "Company") filed its condensed interim consolidated financial statements for the three months ended March 31, 2021, 2020 and 2019 (the "Interim Financial Statements"), and its Management's Discussion and Analysis for the three ended March 31, 2021 (the "MD&A") with the Canadian Securities Commissions on SEDAR.

A copy of the Interim Financial Statements is attached hereto as Exhibit 15.1, and incorporated herein by reference. A copy of the MD&A, is attached hereto as Exhibit 15.2, and incorporated herein by reference.

In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 15.3. The press release issued in connection with the filing of the Interim Financial Statements also reminded Contact Gold securityholders to vote and take action with their common shares and warrants in advance of an Annual and Special Meeting to be held May 25, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date: May 14, 2021

Index to Exhibits

Exhibit Number	Description

15.1	Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2021

15.2	Management's Discussion and Analysis for the three months ended March 31, 2021

15.3	Press Release